UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) May 16, 2006

Carnival Corporation	Carnival plc
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)
Republic of Panama	England and Wales
(State or other jurisdiction of incorporation)	(State or other jurisdiction of incorporation)
1-9610	1-15136
(Commission File Number)	(Commission File Number)
59-1562976	98-0357772
(I.R.S. Employer Identification No.)	(I.R.S. Employer Identification No.)
3655 N.W. 87th Avenue Miami, Florida 33178-2428	Carnival House, 5 Gainsford Street, London SE1 2NE, United Kingdom
(Address of principal executive offices) (Zip Code)	(Address of principal executive offices) (Zip Code)
(305) 599-2600	011 44 20 7940 5381
(Registrant's telephone number, including area code)	(Registrant's telephone number, including area code)
None	None
(Former name or former address, if changed since last report.)	(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrants under any of the following provisions:

[　] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[　] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[　] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[　] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 2 – Financial Information

Item 2.02   Results of Operations and Financial Condition.

On May 16, 2006 Carnival Corporation & plc issued a press release entitled "Carnival Corporation & plc Revises 2006 Outlook."   A copy of this press release is furnished as Exhibit 99.1 to this report.   This information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not incorporated by reference into any filing of either Carnival Corporation or Carnival plc, whether made before or after the date of this report, regardless of any general incorporation language in the filing.

Section 9 – Financial Statements and Exhibits

Item 9.01   Financial Statements and Exhibits.

(d) Exhibits

Exhibit 99.1 Press release, dated May 16, 2006 (furnished pursuant to Item 2.02).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CARNIVAL CORPORATION

By: /s/Gerald R. Cahill
Name: Gerald R. Cahill
Title: Executive Vice President
and Chief Financial and
Accounting Officer

Date: May 16, 2006

CARNIVAL PLC

By: /s/Gerald R. Cahill
Name: Gerald R. Cahill
Title: Executive Vice President
and Chief Financial and
Accounting Officer

Date: May 16, 2006

Exhibit 99.1

CARNIVAL CORPORATION & PLC REVISES 2006 OUTLOOK

MIAMI (May 16, 2006) -- Carnival Corporation & plc (NYSE/LSE: CCL; NYSE: CUK) announced today that it is revising 2006 earnings guidance based on several items, including lower revenue yields, higher fuel costs and a change in accounting.

Earnings for fiscal 2006 are now expected to be in the range of $2.65 to $2.75 per share, roughly in line with 2005 earnings of $2.70 per share. The company expects earnings for the second quarter of 2006 to be in the range of $0.43 to $0.45 per share.

Details of the revisions to the company's guidance are as follows:

- The company has reduced its outlook for net revenue yield improvement on a local currency basis ("constant dollar basis") due to further weakness in bookings, principally for sailings in the Caribbean during the second half of 2006. Net revenue yields (net revenue per available lower berth day) for the year in constant dollars are now expected to increase 1 to 2% versus the company's previous guidance of an increase of approximately 2 to 3%. This will reduce earnings by approximately $0.10 per share. Because of the strengthening of the euro and sterling relative to the U.S. dollar since the time of its last guidance in March, the company continues to expect full year 2006 net revenue yields in current dollars to increase approximately 1 to 2%.

- Since the company's previous guidance, fuel costs have increased significantly and are expected to further impact earnings per share for the year 2006 by approximately $0.07. The cumulative impact of higher fuel prices for full year 2006 is expected to be $265 million, or $0.32 per share, compared to the prior year. The company's guidance is based on the forward curve for fuel for the remainder of the year of approximately $372 per metric ton.

- The company's guidance for the remainder of the year is based on currency exchange rates of $1.27 to the euro and $1.86 to sterling, which benefits guidance for the year by $0.04 per share compared to previous guidance.

- Commencing with the first quarter of 2006, the company will change its accounting policy for dry-dock costs from amortizing them over the time between dry-docks, generally two to three years, to expensing dry-dock costs as incurred. This change in accounting principle will reduce full year 2006 earnings per share by approximately $0.08, including $0.04 per share in the company's previously released 2006 first quarter, and $0.04 per share over the balance of the year.

With regard to the revised outlook, Carnival Corporation & plc Chairman and CEO Micky Arison commented "Although we are disappointed having to lower our guidance for the year, we believe the fundamentals of our business remain sound and our long-term strategies position us well to grow our business in 2007 and beyond."

Carnival Corporation & plc is the largest cruise vacation group in the world, with a portfolio of 12 cruise brands in North America, Europe and Australia, comprised of Carnival Cruise Lines, Holland America Line, Princess Cruises, Seabourn Cruise Line, Windstar Cruises, AIDA Cruises, Costa Cruises, Cunard Line, Ocean Village, P&O Cruises, Swan Hellenic, and P&O Cruises Australia.

Together, these brands operate 80 ships totaling approximately 139,000 lower berths with 15 new ships scheduled to enter service between June 2006 and fall 2009. Carnival Corporation & plc also operates the leading tour companies in Alaska and the Canadian Yukon, Holland America Tours and Princess Tours. Traded on both the New York and London Stock Exchanges, Carnival Corporation & plc is the only group in the world to be included in both the S&P 500 and the FTSE 100 indices.

The company has scheduled a call with analysts for today at 10 a.m. EST (15.00 London time). This call can be listened to live, and additional information can be obtained, via Carnival Corporation & plc's website at www.carnivalcorp.com or www.carnivalplc.com.

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MEDIA CONTACTS
US
Carnival Corporation & plc
Tim Gallagher
1 305 599 2600, ext. 16000

UK
Brunswick Group
Sophie Fitton/Sarah Lindgreen
44 (0) 20 7404 5959

INVESTOR RELATIONS CONTACT
US/UK
Carnival Corporation & plc
Beth Roberts
1 305 406 4832